Exhibit 99.1

ASX/Media Release (Code: ASX: PRR; NASDAQ: PBMD; ISIN: US74154B2034)

20 November 2013

PRIMA BIOMED’S CEO TO PRESENT AT 11th ANNUAL COMMERCIAL TRANSLATION OF REGENERATIVE MEDICINE MEETING

SYDNEY, AUSTRALIA—Prima BioMed Ltd (ASX: PRR; NASDAQ: PBMD; ISIN: US74154B2034) (“Prima”, the “Company”) today announced that its Chief Executive Officer, Matthew Lehman, will present at the 11th Annual Commercial Translation of Regenerative Medicine meeting in London on November 25, 2013 at 1:55pm local time.

Mr. Lehman will deliver a presentation entitled “Immunocellular Cell Therapy Approach to Clinical Success” and discuss CVac™ clinical trials as a case study.

ENDS

About Prima BioMed

Prima BioMed is a globally active leader in the development of personalized immunocellular therapeutic products for the treatment of cancer. Prima is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximize value to shareholders. Prima’s lead product is CVac™, an autologous dendritic cell-based product currently in clinical trials.

For further information please contact:

USA Investor/Media:

Ms. Jessica Brown, Prima BioMed Ltd.

+1 (919) 710-9061; jessica.brown@primabiomed.com.au

Australia Investor/Media:

Mr. James Moses, Mandate Corporate

+61 (0) 420 991 574; james@mandatecorporate.com.au

Europe Investor/Media:

Mr. Axel Mühlhaus, edicto GmbH

+49 (0) 69 905505-52; amuehlhaus@edicto.de

Prima BioMed Ltd, Level 7, 151 Macquarie Street, Sydney NSW 2000

Phone: +61 2 9276 1224 Fax: +61 2 9276 1284

www.primabiomed.com.au

ABN: 90 009 237 889